DREYFUS MUNICIPAL FUNDS, INC.

-Dreyfus AMT-Free Municipal Bond Fund

Registration No. 811-6377

Sub-Item 77M

During the fiscal semi-annual period ended February 28, 2010, Dreyfus AMT-Free Municipal Bond Fund (the "Acquiring Fund"), a series of Dreyfus Municipal Funds, Inc. acquired the assets of Dreyfus Michigan Fund, Dreyfus North Carolina Fund and Dreyfus Virginia Fund, (the "Acquired Funds"), each a series of the Dreyfus State Municipal Bond Funds as described below.

On July 20, 2009, the Acquiring Fund's  Board of Directors, unanimously  approved an Agreement and Plan  of  Reorganization  providing  for  the  transfer  of all  of the  Acquired Fund's assets in a tax-free  reorganization  to the  Acquiring Fund,  in exchange for shares of the Acquiring Fund and the assumption  by  the Acquiring Fund of the  Acquired Fund's  stated liabilities.

At a Special Meeting of Shareholders of the Acquired Funds held on November 19, 2009, shareholders of the Acquired Funds voted to approve the Agreement and Plan of Reorganization.  The vote of the Acquiring Fund's shareholders was not solicited since their approval or consent was not necessary for the exchange.

After the close of business on January 19, 2010, January 26, 2010, and January 28, 2010, the Reorganization was consummated and the shares of the Dreyfus Virginia Fund, the North Carolina Fund and the Michigan Fund, each, respectively, received by the Acquired Funds’ shareholders were distributed to the Acquired Fund’s shareholders in liquidation of the Acquired Funds